       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 27, 2002
                                                     1933 ACT FILE NO. _________
                                                   1940 ACT FILE NO. 811 - 03763

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                            REGISTRATION STATEMENT ON
                                    FORM S-6

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.   EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 141

B.   NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                               210 N. Hale Street
                             Wheaton, Illinois 60187

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                     Copies to:

  NICHOLAS DALMASO, ESQ.                                ERIC F. FESS
  Executive Vice President and General Counsel
  Claymore Securities, Inc.                             Chapman and Cutler
  210 N. Hale Street                                    111 West Monroe Street
  Wheaton, Illinois 60187                               Chicago, Illinois 60603
  (630) 784-6300                                        (312) 845-3000

   It is proposed that this filing will become effective (check appropriate box)

  / /    immediately upon filing pursuant to paragraph (b)

  / /    on (date) pursuant to paragraph (b)

  / /    60 days after filing pursuant to paragraph (a)

  / /    on (date) pursuant to paragraph (a) of rule 485 or 486

  / / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.   TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F.   APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the
                                                  Registration Statement.

  / /    Check box if it is proposed that this filing will become effective on
         (date) at (time) pursuant to Rule 487.

================================================================================

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             PRELIMINARY PROSPECTUS
                            DATED NOVEMBER 27, 2002
                             SUBJECT TO COMPLETION
               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 141
       INVESTMENT GRADE CORPORATE DEFINED PORTFOLIO (LONG-TERM), SERIES 5

                                [CLAYMORE LOGO]

A FIXED PORTFOLIO CONSISTING OF INVESTMENT GRADE CORPORATE DEBT OBLIGATIONS WITH
   A DOLLAR-WEIGHTED AVERAGE MATURITY OF   YEARS. THE SPONSOR OF THE TRUST IS
                           CLAYMORE SECURITIES, INC.

                                   Prospectus
                            Dated December   , 2002

                 The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

 INVESTMENT SUMMARY
--------------------------------------------------------------------------------

   USE THIS INVESTMENT SUMMARY TO HELP YOU DECIDE WHETHER AN INVESTMENT IN THIS TRUST IS RIGHT FOR YOU. MORE DETAILED INFORMATION CAN BE FOUND LATER IN THIS PROSPECTUS.

                              INVESTMENT OBJECTIVE

   The Claymore Securities Defined Portfolios, Series 141, Investment Grade Corporate Defined Portfolio (Long-Term), Series 5, is a unit investment trust the primary objective of which is to seek to obtain taxable interest income through an investment in a fixed portfolio of long-term investment grade corporate debt obligations (the "bonds"). The bonds included in the trust are primarily long-term fixed rate debt obligations issued by corporate entities. Investment grade bonds are bonds that are rated at least in the category of BBB by Standard & Poor's or Fitch Ratings or Baa by Moody's. A rating in the category of BBB or Baa is the lowest investment grade rating. See "Description of Bond Ratings" for details. As a secondary objective, the trust seeks to provide preservation of capital.

                         PRINCIPAL INVESTMENT STRATEGY

   The portfolio of the trust consists of fixed income corporate debt obligations that are rated in the four highest categories by Standard & Poor's, Moody's and/or Fitch. Corporate debt obligations may include U.S. government bonds, corporate bonds, mortgage- and asset-backed securities, loan participations and corporate instruments.

   The following factors, among others, were considered in selecting the bonds:
   - the prices and yields of such bonds relative to other bonds of similar quality and maturity, including the extent to which such bonds are traded at a premium or discount from par;

   - the present rating and credit quality of the issuers of the bonds and the potential improvement in the credit quality of such issuers;

   -  the diversification of the bonds as to business purpose of issuer;

   -  the income to the unitholders of the trust;

   -  whether the bonds were issued after July 18, 1984; and

   -  the stated maturities and call provisions of the bonds.

                                PRINCIPAL RISKS

   INVESTORS CAN LOSE MONEY BY INVESTING IN THE TRUST. The value of the units and the bonds held in the portfolio can each decline in value. An investor should consider the following factors when deciding whether to purchase units of the trust:

   - No assurance can be given that the trust's objectives will be achieved. These objectives are subject to the continuing ability of the respective issuers of the bonds to meet their obligations.

   - Corporate bonds included in the trust are primarily long-term fixed rate debt

2  Investment Summary
      obligations that decline in value with increases in interest rates, an issuer's worsening financial condition or a drop in bond ratings. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

   - If a decrease in net asset value occurs and units of the trust are tendered for redemption, the trust may be forced to liquidate some of the bonds at a loss. If such redemptions are substantial enough, this could trigger a complete and unexpected liquidation of the trust before maturity, resulting in unanticipated losses for investors.

   - Since the portfolio is fixed and not managed, in general, the Sponsor only sells bonds at the trust's termination or in order to meet redemptions or to pay expenses. As a result, the price at which a bond is sold may not be the highest price it attained during the life of the trust.

   - Certain of the bonds included in the trust may be original issue discount bonds or "zero coupon" bonds, as noted in the Trust Portfolio. These bonds are subject to greater price fluctuations with changing interest rates and contain additional risks.

   See "Risk Factors" for more information.

                                     TAXES

   Interest on the bonds in the trust is subject to federal income taxes for U.S. investors. You may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the trust on the disposition of bonds.

   For non-resident aliens, certain income from the trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

   See "Tax Status" for further tax information.

                                 DISTRIBUTIONS

   Holders of units will receive interest payments from the trust on a monthly basis. The trust prorates the interest distributed on an annual basis.

   Each unit of the trust at the Initial Date of Deposit represents the fractional undivided interest set forth in the "Summary of Essential Financial Information" in the principal amount of underlying bonds set forth in the "Summary of Essential Financial Information" and net income of the trust in the ratio of 1 unit for each $1,000 principal amount of underlying bonds (including contracts and funds for the purchase thereof) in the trust.

                             PUBLIC OFFERING PRICE

   If the units of the trust had been available for sale on December 3, 2002,
the Public Offering Price per unit would have been $      . The Public Offering
Price of the units during the initial offering period is generally based on:

   - the aggregate offering price of the bonds in the trust's portfolio divided by the number of units outstanding, plus

                                                           Investment Summary  3

   -  a sales charge equal to    % of the Public Offering Price excluding
      organization costs (    % of aggregate offering price of the bonds per
      unit), and

   -  a pro rata portion of estimated organization costs.

   After the initial offering period, the Public Offering Price of the units is equal to:

   - the aggregate bid price of the bonds in the trust's portfolio divided by the units outstanding, plus

   -  a sales charge starting at    % of the Public Offering Price (    % of the
      aggregate bid price of the bonds per unit).
                                MARKET FOR UNITS

   The Sponsor currently intends to repurchase units from holders who want to redeem their units. These redemptions will be at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption through the Trustee. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

   Until six months after the Initial Date of Deposit or the end of the initial offering period, at the discretion of the Sponsor, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

                               FEES AND EXPENSES

   This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the portfolio.

                                     AS A % OF            AMOUNT PER
                                      PUBLIC           $1,000 INVESTED
                                     OFFERING           (AS OF INITIAL
INVESTOR FEES                        PRICE(1)          DATE OF DEPOSIT)
-------------                        --------          ----------------
MAXIMUM SALES CHARGE                    4.90%               $49.00
                                     =======                ======
MAXIMUM ESTIMATED
ORGANIZATION COSTS (amount per
unit)(2)                                                    $   --
                                                            ======

ANNUAL
OPERATING EXPENSES
(PER UNIT)
----------
Trustee's fees(3)                                   $  --
Sponsor's supervisory fee(3)                           --
Bookkeeping and Administrative fee(3)                  --
Sponsor's evaluation fee(3)                            --
Other estimated trust operating expenses(4)            --
                                                    -----
  Total                                             $  --
                                                    =====

(1)  Excludes organization costs.

(2) Organization costs are deducted from portfolio assets six months after the Initial Date of Deposit or at the close of the initial offering period, at the discretion of the Sponsor.

(3) The Trustee's fees and the Sponsor's evaluation fee are based on the principal amount of the bonds in the trust on a monthly basis. The Sponsor's supervisory fee and the bookkeeping and administrative fee are based on the largest number of units in the trust at any time during that period. The Sponsor serves as evaluator for all evaluations.

(4) Other estimated trust operating expenses do not include brokerage commissions and other transactional fees.

4  Investment Summary

                                    EXAMPLE

   This example helps you compare the costs of this trust with other unit investment trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

      1 year                                    $
      3 years                                   $
      5 years                                   $
      Life of Trust                             $

   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees that broker-dealers may charge for processing redemption requests or transactional expenses.

                                                           Investment Summary  5

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 135
ESSENTIAL INFORMATION
AS OF DECEMBER 3, 2002, THE BUSINESS DAY PRIOR TO THE INITIAL DATE OF DEPOSIT
--------------------------------------------------------------------------------

SPONSOR AND
 EVALUATOR:           Claymore Securities, Inc.
TRUSTEE:              The Bank of New York
INITIAL DATE OF
 DEPOSIT:             December 4, 2002
FIRST SETTLEMENT
 DATE:                , 2002
MANDATORY
 TERMINATION DATE:    February 15, 2038
CUSIP NUMBER:
 Cash                 183845817
MINIMUM INVESTMENT:   1 Unit.
AVERAGE DOLLAR
 WEIGHTED MATURITY
 OF BONDS IN THE
 TRUST:               years.
EVALUATION TIME:      4:00 p.m. Eastern Time on
                      days of trading of the New
                      York Stock Exchange.
MINIMUM PRINCIPAL
 DISTRIBUTIONS:       $1.00 per Unit.
MINIMUM VALUE OF THE  40% of the principal amount of
 TRUST UNDER WHICH    the bonds deposited in Trust
 THE TRUST AGREEMENT  at the end of the initial
 MAY BE TERMINATED:   offering period.
RECORD DATE:          1st Day of each Month.
DISTRIBUTION DATE:    15th Day of each Month.

TYPES OF BONDS

   The portfolio consists of the following types of bonds:

                                                     APPROXIMATE
                                            NUMBER    PORTFOLIO
 TYPE OF ISSUER                            OF BONDS  PERCENTAGE*
 --------------                            --------  -----------
                                                              %
                                            -----     --------
   Total                                                100.00%
                                            =====     ========

--------------

  *  Based on principal amount of the bonds in the trust.

6  Investment Summary

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 141
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
AS OF DECEMBER 3, 2002, THE BUSINESS DAY PRIOR TO THE INITIAL DATE OF DEPOSIT
--------------------------------------------------------------------------------

PRINCIPAL AMOUNT OF BONDS IN TRUST:                               $
NUMBER OF UNITS:
FRACTIONAL UNDIVIDED INTEREST IN TRUST PER UNIT:
PRINCIPAL AMOUNT OF BONDS PER UNIT:                               $
PUBLIC OFFERING PRICE:
    Aggregate Offering Price of Bonds in the
     Portfolio:                                                   $
    Aggregate Offering Price of Bonds per Unit:                   $
    Organization Costs per Unit:                                  $
    Sales Charge of     % (   % of Public Offering
     Price
     excluding organization costs):                               $
    PUBLIC OFFERING PRICE PER UNIT:                               $
REDEMPTION PRICE PER UNIT:                                        $         *
EXCESS OF PUBLIC OFFERING PRICE OVER REDEMPTION
 PRICE PER UNIT:                                                  $

ESTIMATED ANNUAL INTEREST INCOME PER UNIT
 (INCLUDES CASH INCOME ACCRUAL ONLY):                               $
Less Estimated Annual Expenses per Unit:                            $
                                                                    --------
ESTIMATED NET ANNUAL INTEREST INCOME PER UNIT:                      $
                                                                    ========
ESTIMATED DAILY RATE OF NET INTEREST ACCRUAL PER
 UNIT:                                                              $
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING
 PRICE
 (INCLUDES CASH INCOME ACCRUAL ONLY):                                       %
ESTIMATED LONG-TERM RETURN:                                                 %

ESTIMATED INTEREST DISTRIBUTIONS PER UNIT:
- Date of First Distribution:                               January 15, 2003
- Amount of First Distribution:
- Record Date of First Distribution:                         January 1, 2003
- Date of Regular Distribution:                           15th of each Month
- Amount of Regular Distribution:                                          $
- Record Date of Regular Distribution:                     1st of each Month
- Regular Total Annual Distributions:                                      $

-------------------------

  * Based solely upon the bid prices of the Bonds. Upon tender for redemption, the price to be paid will include accrued interest as described in "Rights of Unitholders-Redemption-Computation of Redemption Price per Unit."

                                                           Investment Summary  7

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 135
PRELIMINARY TRUST PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT,              ,
2002
SUBJECT TO CHANGE

                                                     OPTIONAL                                COST OF
AGGREGATE                                           REDEMPTION                              BONDS TO
PRINCIPAL     CUSIP          NAME OF ISSUER(1)      FEATURES(2)  MOODY'S(3)     S&P(3)     TRUST(4)(5)
---------     -----          -----------------      -----------  ----------     ------     -----------
             097023AS4   Boeing Company, 6 5/8%,        (6)          A2           A+        $
                         Due 02/15/38
             125509AZ2   Cigna Corporation, 7                       Baa1         BBB+       $
                         7/8%, Due 05/15/27
             17248RAJ5   Cingular Wireless LLC, 7       (6)          A3           A+        $
                         1/8%, Due 12/15/31
             172967AR2   Citigroup Incorporated, 6                  Aa1          AA-        $
                         5/8%, Due 01/15/28
             247126AC9   Delphi Corporation, 7          (6)         Baa2         BBB        $
                         1/8%, Due 05/01/29
             285659AF5   Electronic Data Systems,       (6)          A1           A-        $
                         7.45%, Due 10/15/29
             370425RZ5   General Motors Acceptance                   A2          BBB        $
                         Corporation, 8%, Due
                         11/01/31
             620076AH2   Motorola Incorporated, 7                   Baa2         BBB        $
                         1/2%, Due 05/15/25
             812404BK6   Sears Roebuck Acceptance,                  Baa1          A-        $
                         7%, Due 06/01/32
             91913YAE0   Valero Energy                  (6)         Baa2         BBB        $
                         Corporation, 7 1/2%, Due
                         04/15/32
             362320AZ6   Verizon Communications,                     A2           A+        $
                         6.84%, Due 04/15/18
--------                                                                                    --------
$                                                                                           $
========                                                                                    ========

NOTES TO TRUST PORTFOLIO

(1) Bonds of these issuers are all represented by contracts to purchase securities. All contracts to purchase the bonds were entered into on
                 , 2002. All contracts are expected to be settled prior to or on , 2002.

(2) If applicable, this heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue generally continues to be redeemable at declining prices thereafter, but not below par. "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the Trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for the retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory.

8  Investment Summary

     Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may occur, at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the units. Distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to unitholders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The federal tax effect on Unitholders of such redemptions and resultant distributions is described in the section entitled "Tax Status."

(3) The Standard & Poor's and Moody's corporate or municipal bond ratings are a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings."

(4) See Note (1) to "Statement of Financial Condition as of the Initial Date of Deposit" regarding cost of bonds. The offering prices are greater than the current bid prices of the bonds which are the basis on which Redemption Price per Unit is determined for purposes of redemption of units (see the first paragraphs under "Public Offering-Offering Price" and "Rights of Unitholders-Redemption-Computation of Redemption Price Per Unit"). On the business day prior to the Initial Date of Deposit, the aggregate bid side valuation of the Securities in the trust was lower than the aggregate
     offering side valuation by   %. Yield of bonds was computed on the basis of
     offering prices on the Initial Date of Deposit.

(5)  Estimated annual interest income to the trust is $     .

(6) This bond has a make whole call option and is redeemable in whole at any time or in part from time to time, at the option of the issuer, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a set premium to the then current applicable Treasury Rate, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption. The Bonds bearing this option within the trust and
     their respective premiums are as follows:                     .

                                                           Investment Summary  9

 REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

UNITHOLDERS
CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 141

We have audited the accompanying statement of financial condition, including the
trust portfolio set forth on pages   and   of this prospectus, of Claymore
Securities Defined Portfolios, Series 141, as of              , 2002, the
initial date of deposit. This statement of financial condition is the responsibility of the trust's Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation with The Bank of New York, Trustee, of cash deposited for the purchases of securities, as shown in the statement of financial condition as of
             , 2002. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore Securities
Defined Portfolios, Series 141 as of              , 2002, in conformity with
accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP

Chicago, Illinois
             , 2002

10  Investment Summary

 STATEMENT OF FINANCIAL CONDITION
--------------------------------------------------------------------------------

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 141
AS OF THE INITIAL DATE OF DEPOSIT, DECEMBER 4, 2002

INVESTMENT IN SECURITIES
Sponsor's contracts to purchase underlying
 Securities backed by cash deposited(1)...........  $
Accrued interest receivable(2)....................
                                                    --------
    Total.........................................  $
                                                    ========
LIABILITIES AND INTEREST OF INVESTORS
Liabilities:
  Amount due to Trustee(2)........................  $
                                                    --------
                                                    --------
Interest of investors:
  Cost to investors(3)............................
  Less: organization costs and settlement period
   interest(4)....................................
  Less: gross underwriting commission(5)..........
                                                    --------
  Net interest of investors.......................
                                                    --------
    Total.........................................  $
                                                    ========
Number of units...................................
                                                    ========
Net Asset Value per Unit..........................  $
                                                    ========

-------------------------

(1) Aggregate cost to the Trust of the Securities listed under "Trust Portfolio" is based on offering side valuation determined by the Evaluator on the basis set forth under "Public Offering-Offering Price." The aggregate bid side evaluation of the Securities in the portfolio, as
     determined by the Evaluator, as of the Initial Date of Deposit was $      .
(2) On the basis set forth under "Rights of Unitholders-Distribution of Interest and Principal" the Trustee will advance an amount equal to the
     accrued interest on the Securities as of             , 2002 (the "First
     Settlement Date"), plus any cash received by the Trustee with respect to interest on the Securities prior to such date, and the same will be distributed to the Sponsor on the First Settlement Date. Consequently, the amount of interest accrued on a unit to be added to the Public Offering Price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the unit.
(3) Aggregate Public Offering Price (exclusive of interest) is computed on units on the basis set forth above under "Public Offering-Offering Price."
(4) A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing the trust. These
     costs have been estimated at $   per unit for the trust.
(5)  A sales charge of    % of the Public Offering Price (excluding organization
     costs) is computed on    Units. See "Public Offering-Offering Price" for
     volume discounts on sales of $50,000 or more.

                                                          Investment Summary  11

 UNDERSTANDING YOUR INVESTMENT
--------------------------------------------------------------------------------

                                   THE TRUST

   ORGANIZATION. Claymore Securities Defined Portfolios, Series 141, Investment Grade Corporate Defined Portfolio (Long-Term), Series 5 (the "Trust"), is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement* (the "Trust Agreement"). The Trust Agreement is dated as of the Initial Date of Deposit and is between Claymore Securities, Inc. as sponsor (the "Sponsor") and as evaluator ("Evaluator") and The Bank of New York, as trustee (the "Trustee"). On the Initial Date of Deposit, the Sponsor deposited contracts and funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds" or the "Securities"). After the deposit of the Bonds and the creation of the Trust, the Trustee delivered to the Sponsor the units (the "Units") comprising the ownership of the Trust. These Units are now being offered pursuant to this Prospectus.

   OBJECTIVES. The objective of the Trust is to seek to provide the holder of units (a "Unitholder") with a high level of current income through investing in a portfolio consisting primarily of investment grade corporate debt obligations. As a secondary objective, the trust seeks to provide preservation of capital. No assurance can be given that the Trust's objective will be achieved.

   PORTFOLIO. The portfolio of the Trust consists of the Bonds described in "The Trust Portfolio."
------------
* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.

   The following factors, among others, were considered in selecting the Bonds:

   - the prices and yields of such Bonds relative to other Bonds of similar quality and maturity, including the extent to which such Bonds are traded at a premium or discount from par;

   - the present rating and credit quality of the issuers of the Bonds and the potential improvement in the credit quality of such issuers;

   -  the diversification of the Bonds as to business purpose of issuer;

   -  the income to the Unitholders of the Trust;

   -  whether the Bonds were issued after July 18, 1984; and

   -  the stated maturities and call provisions of the Bonds.

   UNITS. Each Unit represents the fractional undivided interest in the principal and net income of the Trust. If any Units of the Trust are redeemed after the date of this Prospectus, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.

   ADDITIONAL UNITS. Subsequent to the Initial Date of Deposit, additional Units of the Trust may be issued by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities or additional Securities. During the 90-day period following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and

12  Understanding Your Investment
sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the principal amount of each Bond in the Portfolio of the Trust. These additional Units, which will result in an increase in the number of Units outstanding, will each represent to the extent practicable, an undivided interest in the same securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. Deposits of additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the principal amount of each of the Bonds comprising the Portfolio of the Trust at the end of the 90-day period. If any of the Bonds included in the Portfolio no longer become available, the Sponsor will not be able to create additional Units.

                                  RISK FACTORS

   An investment in Units is subject to the following risks:

   FAILURE OF ISSUERS TO PAY INTEREST AND/OR PRINCIPAL. The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust's Units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the Initial Date of Deposit the rating assigned to a bond may decline. NEITHER THE SPONSOR NOR THE TRUSTEE SHALL BE LIABLE IN ANY WAY FOR ANY DEFAULT, FAILURE OR DEFECT IN ANY BOND.

   FIXED-RATE BONDS. An investment in Units of the Trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the Units) will decline with increases in interest rates. Inflation and economic recession are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds.

   ORIGINAL ISSUE DISCOUNT BONDS AND ZERO COUPON BONDS. Certain of the Bonds in the Trust may be original issue discount bonds and/ or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income. For federal income tax purposes, original issue discount on bonds must be accrued over the term of the bonds. On sale or redemption of the bonds, the difference between (i) the amount realized and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will generally be treated as taxable gain or loss. See "Tax Status" herein.

   "WHEN ISSUED" AND "DELAYED DELIVERY" BONDS. Certain Bonds in the Trust may have been purchased by the Sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the Initial Date of Deposit (although such issuer had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. The effect of the Trust containing "delayed delivery" or "when issued" Bonds is that Unitholders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account

                                               Understanding Your Investment  13
for interest accruing on such "when issued" or "delayed delivery" Bonds during the time between their purchase of Units and delivery of such Bonds to the Trust.

   REDEMPTION OR SALE PRIOR TO MATURITY. Certain of the Bonds in the portfolio of the Trust may be subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Unitholders and will not be reinvested. Thus, no assurance can be given that the Trust will retain for any length of time its present size and composition.

   The Trust may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Trust and the early termination of the Trust.

   To the extent that a Bond was deposited in the Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

   MARKET DISCOUNT. The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Initial Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest rate of such Bonds is at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity.

   FAILURE OF A CONTRACT TO PURCHASE BONDS AND SUBSTITUTION OF BONDS. In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract ("Failed Bonds"), the Sponsor is authorized to purchase other bonds ("Replacement Bonds"). The Trustee shall pay for Replacement Bonds out of funds held in connection with the Failed Bonds and will accept delivery of such Bonds to make up the original corpus of the Trust. The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the Failed Bonds. Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Bond and shall, on the next monthly Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond. In addition, a Replacement Bond must:

   -  be a corporate debt obligation;

   - have a fixed maturity or disposition date comparable to that of the Failed Bond it replaces;

   - be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Failed Bond which it replaces; and

14  Understanding Your Investment

   -  be rated at least in the category of BBB by a major rating organization.

   If the right of limited substitution described above shall not be used to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the Trust, and distribute the principal attributable to such Failed Bonds on the next monthly Distribution Date which is more than 30 days thereafter. In the event a Replacement Bond is not acquired by the Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return thereon might be lowered.

   RISK INHERENT IN AN INVESTMENT IN DIFFERENT TYPES OF BONDS. CORPORATE DEBT OBLIGATIONS. An investment in Units of the Trust should be made with an understanding of the risks that an investment in fixed rate, investment grade corporate debt obligations may entail, including the risk that the value of the Units will decline with increases in interest rates. Although in recent years interest rates have been relatively stable, the high inflation of prior years, together with the fiscal measures adopted in response to such inflation, have resulted in wide fluctuations in interest rates and thus in the value of fixed rate debt obligations generally. Generally, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities.

   A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements and accordingly such issuer may not be able to meet its obligations to make principal and income payments. In addition, a slowdown in the economy or a development adversely affecting an issuer's creditworthiness may also result in the ratings of the Bonds and the value of the underlying portfolio being reduced. The Trust may consist of corporate debt obligations that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might also result in the ratings of the Bonds and the value of the underlying portfolio being reduced.

   Should the issuer of any corporate debt obligation default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted bond. Because amounts recovered by a Trust in payment under the defaulted corporate debt obligation, if any, may not be reflected in the value of the Units until actually received by the Trust, and depending upon when a Unitholder purchases or sells his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving a portion of any payment recovered.

   LIQUIDITY. The Bonds in a Trust may not have been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of the Act. Many of the Bonds may not be listed on a securities exchange. Whether or not the Bonds are listed, the principal trading market for the Bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained or of the liquidity of the Bonds in any markets made. The price at which the Bonds may be sold to meet redemptions and the

                                               Understanding Your Investment  15
value of a Trust will be adversely affected if trading markets for the Bonds are limited or absent. A Trust may also contain non-exempt Bonds in registered form which have been purchased on a private placement basis. Sales of these Bonds may not be practicable outside the United States, but can generally be made to U.S. institutions in the private placement market which may not be as liquid as the general U.S. securities market. Since the private placement market is less liquid, the prices received may be less than would have been received had the markets been broader.

   CONCENTRATION RISK. The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the portfolio. This makes the trust subject to more market risk. If applicable, an investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

   TELECOMMUNICATIONS ISSUES. Certain of the Bonds in the Trust may be obligations of telecommunications issuers. Payments on bonds of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, are generally dependant upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the ability to obtain periodic rate increases, the effects of inflation on the cost of providing services, competition and the rate of technological innovation. New technology, such as cellular service and fiber optics, will require additional capital outlays. The industry is characterized by increasing competition in all sectors and extensive regulation by the Federal Communications Commission and various state regulatory authorities.

   LITIGATION AND LEGISLATION. To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. The outcome of litigation of this nature can never be entirely predicted. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

   ADDITIONAL DEPOSITS. The Trust Agreement authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the Securities. To minimize this effect, the Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

                                PUBLIC OFFERING

   OFFERING PRICE. The price of the Units of the Trust as of the Initial Date of Deposit was determined by adding to the Evaluator's determination of the
aggregate offering price of the Securities per Unit, a sales charge of    % of
the Public Offering Price (excluding organization costs) thereof equal to     %
of the

16  Understanding Your Investment
aggregate offering price of the Securities per Unit and a pro rata portion of estimated organization costs. During the initial public offering period, sales of at least $50,000 or 50 Units will be entitled to a volume discount from the Public Offering Price as described below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the Securities at the date of delivery of the Units to the purchaser is also added to the Public Offering Price. However, after the initial offering period or six months after the Initial Date of Deposit, at the discretion of the Sponsor, the Public Offering Price of the Units will not include a pro rata portion of estimated organizational costs.

   During the initial offering period the aggregate offering price of the Securities in the Trust is determined by the Evaluator (1) on the basis of current offering prices for the Securities, (2) if offering prices are not available for any Securities, on the basis of current offering prices for comparable securities, (3) by making an appraisal of the value of the Securities on the basis of offering prices in the market, or (4) by any combination of the above. Such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in "Essential Information," effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the Redemption Price, which is based upon the aggregate bid price of the underlying Securities and which may be expected to be less than the aggregate offering price, see "Rights of Unitholders-Redemption."

   During the initial public offering period, purchasers of $50,000 or more will be entitled to a volume discount from the Public Offering Price as set forth in the table below:

       AMOUNT OF        SALES     DEALER
        PURCHASE        CHARGE  CONCESSION
        --------        ------  ----------
  Less than $50,000     4.90%       3.20%
  $50,000 -- $99,999    4.75%       3.20%
  $100,000 -- $249,999  4.50%       3.20%
  $250,000 -- $499,999  4.25%       3.20%
  $500,000 -- $999,999  3.50%       2.50%
  $1,000,000 or more    3.00%       2.00%

   We apply these sales charge fees and dealer concessions as a percent of the unit price at the time of purchase. We also apply the different purchase levels on a unit basis using a $1,000 unit equivalent. For example, if you purchase between 100 and 249 Units during the initial offering period, your sales charge is 4.50% of your unit price.

   On the Initial Date of Deposit only, a special dealer concession will be
applied to purchases by a single dealer or Underwriter as follows:    % on
purchases of between $250,000 and $999,999; and    % on purchases of $1,000,000
or more. Although subsequent purchases by the same dealer or Underwriter will not be aggregated with purchases made on the Initial Date of Deposit in order for them to receive a higher dealer concession, those subsequent purchases will also be entitled to the special dealer concession established on the Initial Date of Deposit. For example, a dealer who purchases between $250,000 and $499,999 of Units on the Initial Date of Deposit will be entitled to a dealer
concession of    % on all of their subsequent purchases of Units of the Trust.
In addition, a dealer who executes a purchase for a given investor for $1,000,000 or more during the primary offering period is entitled to receive a
concession of    % for all subsequent purchases involving that dealer during the primary offering period.

                                               Understanding Your Investment  17

   The secondary market Public Offering Price of the Units of the Trust is based on the aggregate bid price of the Bonds in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth below, which is based upon the maturities of each Bond in the Trust. The Sponsor has implemented this variable format as a more equitable method of assessing the sales charge for secondary market purchases. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless the Evaluator evaluates the price of the Bonds to a different date such as a call date or a mandatory tender date, in which case the maturity will be deemed to be such other date.

   This method of sales charge computation in the secondary market period will apply different sales charge rates to each Bond in the Trust based upon the maturity of each such Bond in accordance with the following schedule:

        AMOUNT OF        SALES     DEALER
        PURCHASE         CHARGE  CONCESSION
        --------         ------  ----------

  OVER 15 YEARS TO MATURITY PER BOND
    Less than $100,000   5.50%       4.00%
    $100,000--
     $499,999            5.00%       3.50%
    $500,000 --
     $999,999            4.50%       3.00%
    $1,000,000 or more   4.00%       2.50%

  OVER 8 YEARS, BUT LESS THAN 15 YEARS TO
   MATURITY PER BOND
    Less than $100,000   4.50%       3.00%
    $100,000 --
     $499,999            4.25%       2.75%
    $500,000 --
     $999,999            4.00%       2.50%
    $1,000,000 or more   3.75%       2.25%

  OVER 4 YEARS, BUT LESS THAN 8 YEARS TO
  MATURITY PER BOND
    Less than $100,000   3.50%       2.00%
    $100,000 --
     $499,999            3.25%       1.75%
    $500,000 --
     $999,999            3.00%       1.50%
    $1,000,000 or more   2.75%       1.25%

  LESS THAN 4 YEARS TO MATURITY PER BOND
    Less than $250,000   2.00%       1.00%
    $250,000 or more     1.50%       1.00%

   We apply these sales charge fees and dealer concessions as a percent of the unit price at the time of purchase. We also apply the different purchase levels on a unit basis using a $1,000 unit equivalent. For example, if you purchase between 100 and 499 Units in the secondary market period with ten years to maturity per bond, your sales charge is 4.25% of your unit price.

   Except as discussed under "Distribution of Units" below, the above volume discount will be the responsibility of the selling Underwriter or dealer and will apply on all purchases at any

18  Understanding Your Investment
one time by the same person of Units in the Trust in the amounts stated. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

   Certain commercial banks are making Units of the Trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor intends to maintain a market for the Units of the Trust and continuously to offer to purchase Units of the Trust during the initial offering period at prices based upon the aggregate offering price of the Securities in the Trust, and thereafter at prices based on the aggregate bid price of the related Securities. After the initial offering period, the Sponsor's Repurchase Price shall be not less than the Redemption Price plus accrued interest through the expected date of settlement. (See "Rights of Unitholders-Redemption-Computation of Redemption Price per Unit.") There is no sales charge incurred when a Unitholder sells Units back to the Sponsor. Any Units repurchased by the Sponsor may be reoffered to the public by the Sponsor at the Public Offering Price at such time, plus accrued interest.

   If the supply of Units of any Series exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units of such Series at prices based on the aggregate bid price of the Securities. The Sponsor does not in any way guarantee the enforceability, marketability, or price of any Security in the portfolio or of the Units of the Trust. In the event that a market is not maintained for the Units of the Trust, a Unitholder desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Securities. The aggregate bid price of the Securities in the Trust may be expected to be less than the aggregate offering price. If a Unitholder wishes to dispose of his Units, he should inquire of the Sponsor as to current market prices prior to making a tender for redemption to the Trustee. See "Rights of Unitholders-Redemption" and "Sponsor."

   Employees (and their immediate families) of the Sponsor may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the offering side evaluation of the underlying Securities in the Trust during the initial offering period and at the bid side thereafter, divided by the number of Units outstanding. Such purchases are not subject to a sales charge nor do they pay a dealer concession. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

   ADVISORY AND FEE ACCOUNTS. We reduce your sales charge for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or

                                               Understanding Your Investment  19
who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "FEE ACCOUNT"). We reduce your sales charge by the amount of the sales charge that we would normally pay to your financial professional. You pay only the portion of the sales charge that the sponsor retains. Such purchases will not pay a dealer concession. We reserve the right to limit or deny purchases of units not subject to the sales charge by investors whose frequent trading activity we determine to be detrimental to the trust.

   DISTRIBUTION OF UNITS. It is the Underwriters' intention to qualify Units of the Trust for sale in certain of the states and to effect a public distribution of the Units through the Underwriters and dealers. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

   It is the Sponsor's intention to qualify Units of the Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units will initially be sold to dealers at prices which reflect a concession equal to the amount designated in the tables under "Public Offering-Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers.

   Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Unitholder or become entitled to exercise the rights of a Unitholder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within three business days after an order for the purchase of Units has been placed. The price paid by a Unitholder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

   Underwriters and broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will re-allow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in their discretion may from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying Underwriters, brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of their own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

20  Understanding Your Investment

   SPONSOR'S AND UNDERWRITERS' PROFITS. As set forth under "Public Offering-Offering Price," the Underwriters will receive gross commissions equal to the specified percentages of the Public Offering Price of the Units of the Trust. The Sponsor also from time to time may pay, in addition to the amounts described under "Public Offering-Offering Price," an additional concession, in the form of cash or other compensation, to any Underwriter who underwrites or sells, during a specific period, minimum dollar amounts of the Units of the Trust. In no event will such additional concession paid by the Sponsor to the Underwriter exceed the difference between the sales charge and the Underwriter's allowance in respect of Units underwritten by the Underwriter. Such Units then may be distributed to the public by the dealers at the Public Offering Price then in effect.

   In addition, the Sponsor realizes a profit or sustains a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the aggregate offering price of the Securities on the Initial Date of Deposit) and the purchase price of such Securities to the Sponsor (which is the cost of such Securities at the time they were acquired for the account of the Trust). See "Summary of Essential Financial Information." In addition, the Sponsor may realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired from the Sponsor or from one or more of the underwriting syndicates of which they were members. During the initial offering period, the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Underwriters for Units.

   In maintaining a market for the Units of the Trust (see "Market for Units") the Sponsor and Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell or redeem such Units and to the extent they earn sales charges on resales.

                     ESTIMATED CURRENT RETURN AND ESTIMATED
                        LONG-TERM RETURN TO UNITHOLDERS

   The rate of return on each Unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return per Unit and Estimated Long-Term Return per Unit, each as of the business day prior to the Initial Date of Deposit, is set forth under "Summary of Essential Financial Information." Information regarding the estimated distributions of principal and interest to Unitholders of the Trust is available from the Sponsor on request.

   Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayment, redemption, maturity, exchange or sale of Bonds. The Public Offering Price per Unit will vary with changes in the offering price of the Bonds. Estimated Current Return takes into account only the interest payable on the Bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from par value on the Bond's purchase price. Moreover, because interest rates on Bonds purchased at a premium are generally higher than current interest rates on newly issued Bonds of a similar type with comparable ratings, the Estimated Current Return per Unit may be affected adversely if such Bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

                                               Understanding Your Investment  21

   Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in the Trust and (ii) takes into account the expenses and sales charge associated with each Unit of the Trust. The Estimated Long-Term Return assumes that each Bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable security). If the Bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that Bond may be different than the initial quoted yield. Since the market values and estimated retirements of the Bonds, the expenses of the Trust and the Net Annual Interest Income and Public Offering Price per Unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

                                   TAX STATUS

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/ dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   ASSETS OF THE TRUST. The Trust will hold various debt obligations (the "Debt Obligations"). All of the assets held by the Trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Debt Obligations constitute debt the interest on which is includible in gross income for federal income tax purposes.

   In the opinion of Chapman and Cutler, counsel to the Trust, under existing law as of the date of this Prospectus:

   TRUST STATUS. The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the assets of your Trust, and as such you will be considered to have received a pro rata share of income (E.G., interest, accruals of original issue discount, and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally

22  Understanding Your Investment
recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   DISCOUNT, ACCRUED INTEREST AND PREMIUM ON DEBT OBLIGATIONS. Some Debt Obligations may have been sold with original issue discount. This generally means that the Debt Obligations were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Your basis of each Debt Obligation which was issued with original issue discount must be increased as original issue discount accrues.

   Some Debt Obligations may have been purchased by you or the Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Debt Obligation over the purchase price of the Debt Obligation. Market discount can arise based on the price the Trust pays for a Debt Obligation or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when your Trust receives principal payments on the Debt Obligation, when the Debt Obligation is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions. "Stripped" U.S. Treasury obligations are subject to the original issue discount rules, rather than being treated as having market discount.

   Alternatively, some Debt Obligations may have been purchased by you or your Trust at a premium. Generally, if the tax basis of your pro rata portion of any Debt Obligation, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize premium. If you make this election, you may reduce your interest income received on the Debt Obligation by the amount of the premium that is amortized and your tax basis will be reduced.

                                               Understanding Your Investment  23

   If the price of your Units includes accrued interest on a Debt Obligation, you must include the accrued interest in your tax basis in that Debt Obligation. When your Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Debt Obligation.

   This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Debt Obligations that were issued with original issue discount.

   EXCHANGES. If you elect to reinvest amounts received from your Trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical assets under the wash sale provisions of the Internal Revenue Code.

   LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   FOREIGN, STATE AND LOCAL TAXES. Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you will not be subject to U.S. federal income taxes, including withholding taxes, on the income from your Trust or on gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

                             RIGHTS OF UNITHOLDERS

   OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. All evidence of ownership of uncertificated Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee unless a certificate is

24  Understanding Your Investment
properly requested. Ownership and transfer of book-entry Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants.

   Beneficial owners of book-entry Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request to the trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred.

   Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred. Any Unitholder who holds a certificate may change to book entry ownership by submitting to the Trustee the certificate along with a written request that the Units represented by such certificate be held in book entry form.

   DISTRIBUTION OF INTEREST AND PRINCIPAL. Unitholders will receive interest distributions on a monthly basis. Principal, including capital gains, will be distributed monthly; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per Unit then outstanding. If such condition exists, the Trustee shall, on the next succeeding monthly Distribution Date, distribute the Unitholder's pro rata share of the balance of the Principal Account. Interest received by the Trust will be distributed on each applicable Distribution Date to Unitholders of record of the Trust as of the preceding applicable Record Date who are entitled to such distributions at that time. All distributions will be net of applicable expenses and funds required for the redemption of Units. See "Essential Information," "Rights of Unitholders-Expenses and Charges" and "Rights of Unitholders-Redemption."

   The Trustee will credit to the Interest Account for the Trust all interest received by the Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest. Other receipts of the Trust will be credited to the Principal Account for the

                                               Understanding Your Investment  25

Trust. The pro rata share of the Interest Account of the Trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each Unit thereof will be computed by the Trustee each applicable Record Date. See "Essential Information." Proceeds received from the disposition of any of the Securities subsequent to a monthly Record Date and prior to the next succeeding monthly Distribution Date will be held in the Principal Account for the Trust and will not be distributed until the second succeeding monthly Distribution Date. Because interest on the Securities is not received by the Trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the Trust as of the applicable Record Date. See "Essential Information." Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units under the applicable plan of distribution.

   The difference between the estimated net interest accrued to the first Record Date and to the related Distribution Date is an asset of the respective Unitholder and will be realized in subsequent distributions or upon the earlier of the sale of such Units or the maturity, redemption or sale of Securities in the Trust.

   Record dates for interest distributions will be the first day of the month. All unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Details of estimated interest distributions, on a per Unit basis, appear in the "Summary of Essential Financial Information." The amount of the regular distributions will generally change when Securities are redeemed, mature or are sold or when fees and expenses increase or decrease.

   The Trustee will, as of the fifteenth day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust as of the first day of such month. See "Rights of Unitholders-Expenses and Charges." The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. See "Rights of Unitholders-Redemption." Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

   Because interest on Securities in the Trust is payable at varying intervals, usually in semi-annual installments, the interest accruing to the Trust will not be equal to the amount of money received and available for distribution from the Interest Account to Unitholders. Therefore, on each applicable Distribution Date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances during the first year of the Trust, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to

26  Understanding Your Investment
provide interest distributions of approximately equal amounts. In addition, the Trustee has agreed to advance sufficient funds to the Trust in order to reduce the amount of time before distributions of interest to Unitholders commence. The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

   In order to acquire certain of the Securities subject to contract, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts paid by Unitholders. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular Securities with respect to which such payments may have been made.

   In addition, because of the varying interest payment dates of the Securities comprising the Trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the Trustee, will be greater than the amount of interest actually received by the Trust and distributed to Unitholders. Therefore, there will usually remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Similarly, if a Unitholder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include accrued interest on the Securities. Thus, the accrued interest attributable to a Unit will not be entirely recovered until the Unitholder either redeems or sells such Unit or until the Trust is terminated.

   EXPENSES AND CHARGES. INITIAL EXPENSES. Investors will bear all or a portion of the costs incurred in organizing the Trust -- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission (the "SEC") and the states, the initial audit of the Trust's portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of Units.

   FEES. The Trustee's, Sponsor's supervisory, bookkeeping and administrative and Sponsor's evaluation fees are set forth under "Fees and Expenses" in the Investment Summary. The Trustee's fee and the Sponsor's evaluation fee, which is earned for portfolio evaluation services, are based on the principal amount of Bonds on a monthly basis. The Sponsor's supervisory fee, which is earned for portfolio supervisory services, and the bookkeeping and administrative fees are based on the largest number of Units in the Trust at any time during such period. The Sponsor's supervisory fee, bookkeeping and administrative and Sponsor's evaluation fee, which are not to exceed the maximum amount set forth under "Fees and Expenses" for the Trust, may exceed the actual costs of providing portfolio supervisory, bookkeeping and administrative or evaluation services for the Trust, but at no time will the total amount the Sponsor receives for portfolio supervisory services, bookkeeping and administrative or evaluation services rendered to all series of Claymore Securities Defined Portfolios in any

                                               Understanding Your Investment  27
calendar year exceed the aggregate cost to them of supplying such services in such year.

   The Trustee will receive for its ordinary recurring services to the Trust an annual fee in the amount set forth under "Fees and Expenses" for the Trust; provided, however, that such fees may be adjusted as set forth under "Fees and Expenses." There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the Trustee from the Trust's funds, see "Rights of Unitholders-Distribution of Interest and Principal." For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

   The Trustee's fee, bookkeeping and administrative fees and the Sponsor's fees are payable monthly, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent"; except no such increase in the Trustee's fee will be so made for the sole purpose of making up any downward adjustment therein. If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the Trust, or amounts payable to the Trustee which are secured by its prior lien on the Trust, the Trustee is permitted to sell Bonds to pay such amounts.

   OTHER CHARGES. The following additional charges are or may be incurred by the
Trust: all expenses (including audit and counsel fees) of the Trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the Sponsor, the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the Trust; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). To the extent lawful, the Trust shall bear the expenses associated with updating the Trust's registration statement and maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the Trust. Any payments received by the Sponsor reimbursing it for payments made to update the Trust's registration statement will not exceed the costs incurred by the Sponsor. The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all expenses.

28  Understanding Your Investment

   REPORTS AND RECORDS. The Trustee shall furnish Unitholders of the Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities and any earned original issue discount), deductions for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(2) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of the Trust, purchase of Replacement Bonds, redemptions of Units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

   The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unitholders of the Trust, certificates issued or held, a current list of Securities in the Trust and a copy of the Trust Agreement.

   REDEMPTION. TENDER OF UNITS. While it is anticipated that Units can be sold in the secondary market, Units may also be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, on any day the New York Stock Exchange is open. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

   The Trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the Trustee receives your completed request. Rather than contacting the Trustee directly, your financial professional may also be able to redeem your Units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

   To redeem your Units which are evidenced by registered certificates, if any, you must send the Trustee any certificates for your Units. You must properly endorse your certificates or sign a

                                               Understanding Your Investment  29
written transfer instrument with a signature guarantee. The Trustee cannot complete your redemption or send your payment to you until it receives all of these documents in completed form.

   Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the Unitholder of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

   Within three business days following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Essential Information" as of the next subsequent Evaluation Time. See "Redemption-Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which Units are properly received by the Trustee, except that with regard to Units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

   Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemption. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced.

   The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted (as determined by the SEC by rule or regulation) or during which an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the SEC has by order permitted.

   COMPUTATION OF REDEMPTION PRICE PER UNIT. The Redemption Price per Unit is determined by the Trustee on the basis of the bid prices of the Securities in the Trust, while the Public Offering Price of Units during the initial offering period is determined on the basis of the offering prices of the Securities, both as of the Evaluation Time on the day any such determination is made. The bid prices of the Securities may be expected to be less than the offering prices. This Redemption Price per Unit is each

30  Understanding Your Investment

Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Securities in the Trust (determined by the Evaluator as set forth below),
(2) cash on hand in the Trust (other than cash covering contracts to purchase Securities), and (3) accrued and unpaid interest on the Securities as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, (c) cash held for distribution to Unitholders of record as of a date prior to the evaluation, and (d) unpaid organization costs. The Evaluator may determine the value of the Securities in the Trust (1) on the basis of current bid prices for the Securities, (2) if bid prices are not available for any Securities, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above.

   Until six months after the Initial Date of Deposit or the end of the initial offering period, at the discretion of the Sponsor, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

   The difference between the bid and offering prices of the Securities may be expected to average 1 1/2% of face amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1%, and in the case of inactively traded bonds such difference usually will not exceed 3%. On the business day prior to the date of this Prospectus, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the "Trust Portfolio." For this reason, among others, the price at which Units may be redeemed could be less than the price paid by the Unitholder.

   PURCHASE BY THE SPONSOR OF UNITS TENDERED FOR REDEMPTION. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unitholder in an amount not less than the Redemption Price on the date of tender not later than the day on which the Units would otherwise have been redeemed by the Trustee (see "Public Offering-Offering Price-Market for Units"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

   The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering-Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units (see "Public Offering-Sponsor's and Underwriters' Profits").

   RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and

                                               Understanding Your Investment  31
maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

                                    SPONSOR

   THE SPONSOR. Claymore Securities, Inc., the Sponsor, is an investment banking firm created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the Trustee. In November 2001, the Sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial adviser and as an underwriter for Kansas municipalities. The Sponsor's offices are located at 210 North Hale Street, Wheaton, Illinois 60187.

   If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, or (b) terminate the Trust Agreement and liquidate any trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

   The foregoing information with regard to the Sponsor relates to the Sponsor only and not to the Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trust. More comprehensive financial information can be obtained upon request from the Sponsor.

   LIMITATIONS ON LIABILITY. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.

   RESPONSIBILITY. The Trustee shall sell, for the purpose of redeeming Units tendered by any Unitholder and for the payment of expenses for which funds are not available, such of the Bonds in a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary.

   It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new

32  Understanding Your Investment
obligations in exchange and substitution for any Securities pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Securities or in the judgment of the Sponsor the issuer will probably default in respect to such Securities in the foreseeable future.

   Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the obligations eliminated and the Securities substituted therefor. Except as stated in the Trust Agreement or in this and the preceding paragraph and in the discussion under "Risk Factors-Failure of a Contract to Purchase Bonds and Substitution of Bonds" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

   The Sponsor may direct the Trustee to dispose of Bonds in certain limited circumstances, including upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of Bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue Bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Bonds in the Trust would be detrimental to the interest of the Unitholders. The proceeds from any such sales will be credited to the Principal Account for distribution to the Unitholders.

   RESIGNATION. If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor, terminate the Trust Agreement and liquidate the Trusts or continue to act as Trustee.

                                    TRUSTEE

   THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The Trustee, whose duties are ministerial in nature, has not selected the portfolio of the Trust. However, the Bonds included in the portfolio on the Initial Date of Deposit may be purchased by the Sponsor from BNY Capital Markets, Inc. ("BNY"), which is a wholly-owned subsidiary of Bank of New York Company, Inc. ("BONY Company"). The Trustee is also a wholly-owned subsidiary of BONY Company. Subsequent to the Initial Date of Deposit, the Trustee may purchase Bonds from BNY in order to create additional Units.

                                               Understanding Your Investment  33

   In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its or available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the securities held in each Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the Trust.

   LIMITATIONS ON LIABILITY. The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, Securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except, generally, in cases of its willful misconduct, lack of good faith or gross negligence. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Trust Portfolio."

   RESPONSIBILITY. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders," "Sponsor-Responsibility" and "Sponsor-Resignation."

   RESIGNATION. Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of a Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

   The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                                   EVALUATOR

   THE EVALUATOR. Claymore Securities, Inc. will serve as the evaluator of the Bonds in the Trust (the "Evaluator"), and as such will

34  Understanding Your Investment
appraise the Bonds or cause the Bonds to be appraised.

   LIMITATIONS ON LIABILITY. The Trustee and the Sponsor may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor or Unitholders for errors in judgment. However, this provision shall not protect the Evaluator in cases of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

   RESPONSIBILITY. The Trust Agreement requires the Evaluator to evaluate the Securities on the basis of their bid prices on each business day after the initial offering period, when any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Securities on the basis of their offering prices, see "Public Offering-Offering Price."

   RESIGNATION. The Evaluator may resign or may be removed by the Sponsor and the Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                           AMENDMENT AND TERMINATION
                             OF THE TRUST AGREEMENT

   The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, (2) to change any provision required to be changed by the Securities and Exchange Commission, or (3) to make such other provisions as shall not adversely affect the interest of the Unitholders. The Sponsor and the Trustee may amend the Trust Agreement with the consent of Unitholders representing 66 2/3% of the Units then outstanding, provided that no such amendment will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment without the consent of all the Unitholders. In no event shall the Trust Agreement be amended to permit the deposit or acquisition of Securities either in addition to or in substitution for any of the Bonds initially deposited in the Trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment. The Trust Agreement specifies other limitations on amending the Trust Agreement.

   The Trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the Securities. The Trustee shall notify the Sponsor when the value of the Trust as shown by any evaluation is less than 40% of the value of the Trust as of the close of the initial offering period hereof, at which time the Trust may be terminated. The Trust may

                                               Understanding Your Investment  35
also be terminated (i) by the consent of 66 2/3% of the Units or (ii) by the Trustee in certain circumstances. In no event, however, may the Trust continue beyond the Mandatory Termination Date set forth herein. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Within a reasonable period after termination, the Trustee will sell any remaining Securities, and, after paying all expenses and charges incurred by the Trust, will distribute to each Unitholder, upon surrender of his Units (including certificates, if any), his pro rata share of the balances remaining in the Interest and Principal Accounts of the Trust.

                                  UNDERWRITING

   The Underwriters named below have purchased Units in the following respective amounts from the Sponsor:

          NAME                             ADDRESS                   UNITS
          ----                             -------                   -----

   Units may be sold to dealers at prices reflecting the per Unit concession stated under "Public Offering-Offering Price." However, resales of Units by such dealers to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession from time to time. Underwriters will acquire Units from the Sponsor based on the amount of Units underwritten.

                                    EXPERTS

   LEGAL MATTERS. Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Trust and has passed upon the legality of the Units. Emmet, Marvin & Martin, LLP, has acted as counsel for the Trustee with respect to the Trust and special New York Tax counsel for the Trust.

   INDEPENDENT AUDITORS. The statement of financial condition, including the Trust Portfolio, appearing herein, have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

                                 CODE OF ETHICS

   The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

                          DESCRIPTION OF BOND RATINGS

   STANDARD & POOR'S RATING. A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings

36  Understanding Your Investment
are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

   Issue credit ratings are based, in varying degrees, on the following considerations:

   * Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

   *  Nature of and provisions of the obligation;

   * Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   AAA -- An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   AA -- An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

   A -- An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

   BBB -- An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

   Plus (+) or minus(-) -- The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   r -- This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are-not addressed in the credit rating.

   N.R. -- This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

                                               Understanding Your Investment  37

   *MOODY'S INVESTORS SERVICE RATING. A summary of the meaning of the applicable rating symbols as published by Moody's follows:

   Aaa-Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

   Aa-Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

   A-Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

   Baa-Bonds which are rated Baa are considered as medium grade obligations, I.E., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

   Ba-Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

   B-Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

   Moody's applies numerical modifiers 1, 2 and 3 in each rating classification from "Aa" through "Caa". The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking ranks in the lower end of its generic rating category.

   **FITCH RATINGS. A brief description of the applicable Fitch Ratings' symbols and their meanings is as follows:

   AAA -- Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

   AA -- Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This

38  Understanding Your Investment
capacity is not significantly vulnerable to foreseeable events.

   A -- High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

   BBB -- Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

   "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' Long-term rating category or to categories below 'CCC'.

                                               Understanding Your Investment  39

CONTENTS

                                      INVESTMENT SUMMARY
A CONCISE       2 Investment Objective
DESCRIPTION     2 Principal Investment Strategy
OF ESSENTIAL    2 Principal Risks
INFORMATION     3 Taxes
ABOUT THE       3 Distributions
PORTFOLIO       3 Public Offering Price
                4 Market for Units
                4 Fees and Expenses
                5 Example
                6 Essential Information
                7 Summary of Essential Financial
                  Information
                8 The Trust Portfolio
               10 Report of Independent Auditors
               11 Statement of Financial Condition
                           UNDERSTANDING YOUR INVESTMENT
DETAILED       12 The Trust
INFORMATION    13 Risk Factors
TO HELP YOU    16 Public Offering
UNDERSTAND     21 Estimated Current Return and
YOUR              Estimated Long-Term Return to
INVESTMENT        Unitholders
               22 Tax Status
               24 Rights of Unitholders
               32 Sponsor
               33 Trustee
               34 Evaluator
               35 Amendment and Termination of the
                  Trust Agreement
               36 Underwriting
               36 Experts
               36 Code of Ethics
               36 Description of Bond Ratings
WHERE TO LEARN MORE
YOU CAN CONTACT US FOR       VISIT US ON THE INTERNET
FREE INFORMATION ABOUT       http://www.claymoresecurities.com
THIS AND OTHER INVEST-       By e-mail
MENTS.                       invest@claymoresecurities.com
                             CALL CLAYMORE  (800) 345-7999
                             Pricing Line (888) 248-4954
                             CALL THE BANK OF NEW YORK
                             (800) 701-8178 (investors)
                             (800) 647-3383 (brokers)

ADDITIONAL INFORMATION
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

   E-MAIL:  publicinfo@sec.gov
   WRITE:   Public Reference Section, Washington, D.C. 20549-0102
   VISIT:   http://www.sec.gov (EDGAR Database)
   CALL:    1-202-942-8090 (only for information on
            the operation of the Public Reference Section)

REFER TO:
    CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 141
    Securities Act file number:  333-______
    Investment Company Act file number:  811-3763

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

                            CLAYMORE SECURITIES
                            DEFINED PORTFOLIOS
                                 SERIES 141

                                 PROSPECTUS
                           DATED DECEMBER 4, 2002

                        INVESTMENT GRADE CORPORATE
                             DEFINED PORTFOLIO
                                (LONG-TERM),
                                  SERIES 5


                               [CLAYMORE LOGO]

CONTENTS OF REGISTRATION STATEMENT

          A.    Bonding Arrangements of Depositor:

         The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                             AMOUNT
               National Union Fire Insurance
            Company of Pittsburgh, Pennsylvania                    $250,000
                         959-9000

         This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

         The following exhibits:

1.1      Reference Trust Agreement (to be supplied by amendment).

1.1.1    Standard Terms and Conditions of Trust (Reference is made to Exhibit
         1.1.1 to Amendment No.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-81826 filed on February 6, 2002).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782 filed on March 4, 2000).

3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust(s) (to be supplied by amendment).

4.1      Consent of Independent Auditors (to be supplied by amendment).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 141 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wheaton, and State of Illinois, on the 27th day of November, 2002.

                                        CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                          SERIES 141, Registrant

                                        By: CLAYMORE SECURITIES, INC., Depositor

                                             By: /s/ Nicholas Dalmaso
                                                --------------------------
                                                     Nicholas Dalmaso

         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below on November 27, 2002 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.

     SIGNATURE*                           TITLE**                               DATE
BENJAMIN FULTON*                          President and Director            )    By:   /s/ Nicholas Dalmaso
                                                                            )          --------------------
                                                                            )
                                                                            )             Attorney-in-Fact
                                                                            )
DAVID HOOTEN*                             Chairman of the Board of          )             November 27, 2002
                                          Directors                         )
                                                                            )
/s/ Charles G. Millington                 Chief Financial Officer                         November 27, 2002
-------------------------
    CHARLES G. MILLINGTON

                                          Executive Vice President,                       November 27, 2002

/s/ Nicholas Dalmaso                      Secretary, Treasurer and
-------------------------                 Director
    NICHOLAS DALMASO

-----------------
* An executed copy of each of the related powers of attorney were filed as Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                         CONSENT OF INDEPENDENT AUDITORS

         The consent of Ernst & Young LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed by amendment.

                          CONSENT OF CHAPMAN AND CUTLER

         The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                      CONSENT OF EMMET, MARVIN & MARTIN LLP

         The consent of Emmet, Marvin & Martin LLP to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                                   MEMORANDUM

         Re:        Claymore Securities Defined Portfolios

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).

                                    1933 ACT

                                  THE INDENTURE

         The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated February 6, 2002 relative to Claymore Securities Defined Portfolios, Series 118.

                                                             CHAPMAN AND CUTLER

Chicago, Illinois
November 27, 2002